FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of December 2004
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)



                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X       Form 40-F.
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No X
                                    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

                            NOTICE OF GENERAL MEETING

     The Board of Directors of CEZ, a. s., with its registered office in Prague 4, Duhova 2/1444, Zip Code: 140 53, Identification No. 45 27 46 49, entered in the Commercial Register administered by the Municipal Court in Prague, Section B, File No. 1581, convenes a General Meeting to be held in TOP HOTEL, Prague 4, Blazimska 1781/4 at 10 a.m. on January 21, 2005.

Agenda:

1. Opening, appointing the chairman of the General Meeting, minutes clerk, scrutineers, and minutes verifiers.
2. Approval of controlling agreements with CEZData, s.r.o., CEZ Zakaznicke sluzby, s.r.o., and CEZ Logistika, s.r.o.
3.   Resolution to amend the Company's Articles of Association.
4. Resolution to adjust the amount of funds to be allocated for sponsor gifts in 2005.
5.   Resolution to modify the Company's option plan.
6.   Resolution to acquire treasury stock.
7. Approval and amendment of incumbency agreements with the members of the Supervisory Board.
8. Closing.

January 15, 2005 shall be the reference day with respect to the attendance at the General Meeting. Entitled to attend the General Meeting shall be each person registered as of the reference day as a shareholder or trustee in the statutory registry of securities administered by the Securities Center. The Company shareholders' right to dispose with the shares shall be blocked in the period from January 16, 2005 up to and including January 21, 2005.

Characteristics of the Proposed Amendments to the Articles of Association:

The proposal supplements the Company's scope of business in relation to centralization of procurement of certain activities in the CEZ Group. It contains an amendment of the provision of Sections 19(10)(g), and 24(7)(g) stipulating the powers of the Company's Board of Directors and Supervisory Board, respectively. It brings the provision of Section 13(1)(j) of the Articles of Association in line with the amendment to the Commercial Code modifying the powers of the General Meeting. Acting per procuram on behalf of the Company is proposed to be omitted from the methods of acting and signing for and on behalf of the Company.

Draft controlling agreements with CEZData, s.r.o., CEZ Zakaznicke sluzby, s.r.o., and CEZ Logistika, s.r.o.; Annual Reports of CEZ, a. s. for 2001, 2002, and 2003; and a draft amendment to the Articles of Association are available for viewing at the notice board situated in the entrance hall at the Company's registered office in Prague 4, Duhova 2/1444, each business day from 8 a.m. to 4 p.m. commencing on December 21, 2004 until the date of the General Meeting. Shareholders have the right to request that copies of the draft controlling agreements with CEZData, s.r.o., CEZ Zakaznicke sluzby, s.r.o., and CEZ Logistika, s.r.o.; Annual Reports of CEZ, a. s. for 2001, 2002, and 2003; and the draft amendment to the Articles of Association be sent to them at their cost and risk.

Registration of Shareholders shall commence at 9 a.m. on the date and at the venue of the General Meeting.

Shareholders--individuals--shall prove their identity by presenting their identity cards. Persons acting on behalf of a legal person shall prove the identity by presenting their identity cards in addition to a document evidencing the existence of the legal entity and their authority to act on behalf of the legal person. Proxies of shareholders shall also present the power of attorney with officially verified signatures of the principal.
Shareholders--foreign individuals--shall prove their identity by presenting their passport. A proxy of such shareholder shall present an officially verified power of attorney. Shareholders--foreign legal entities--shall also present a verified document evidencing the existence of the legal entity, and should the same not be a statutory body thereof, they shall in addition present an officially verified power of attorney.

Unless the Czech Republic has concluded a legal aid treaty with the country in which the shareholder has its domicile or registered office, the documents used by a foreign shareholder or its proxy to prove their identity must be superlegalized or apostilled.

Costs related to the attendance at the General Meeting shall be borne by the shareholders. The Board of Directors of CEZ, a. s.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                           CEZ, a. s.
                                                     ---------------------------
                                                            (Registrant)


                                                  By: /s/ Libuse Latalova
                                                      --------------------------
                                                           Libuse Latalova
                                                  Head of Finance Administration




Date:  December 17, 2004